Filed by Brookfield Mortgage Opportunity Income Fund Inc. (File No. 811-22773)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Mortgage Opportunity Income Fund Inc.

File No. 811-22773

For immediate release

Thursday, September 1, 2016

Brookfield Investment Management Inc. Announces Approval of Appointment of Schroder Investment Management North America Inc. as Sub-Adviser for BOI and HTR, Approval of Reorganization Proposal by HHY and Adjournment with respect to the Reorganization Proposal by BOI and HTR

Brookfield Investment Management Inc. Announces the Approval of Investment Sub-Adviser, Schroder Investment Management North America Inc., for Brookfield Mortgage Opportunity Income Fund Inc. and Brookfield Total Return Fund Inc., Approval of Reorganization Proposal by Brookfield High Income Fund Inc. and Adjournment with respect to the Reorganization Proposal by Brookfield Mortgage Opportunity Income Fund Inc. and Brookfield Total Return Fund Inc.

NEW YORK, NY—September 1, 2016 — Brookfield Investment Management Inc. (“Brookfield”) announced that, at the Joint Special Meeting of Stockholders (the “Special Meeting”) held earlier today, stockholders of each of Brookfield Mortgage Opportunity Income Fund Inc. (NYSE:BOI) and Brookfield Total Return Fund Inc. (NYSE:HTR) approved a sub-advisory agreement among Brookfield, BOI/HTR, respectively, and Schroder Investment Management North America Inc. (“SIMNA”). The appointment of SIMNA as sub-adviser to BOI and HTR is contingent upon the closing of the sale of Brookfield’s Securitized Products Investment Team to SIMNA (“SP Investment Team Transaction”). Brookfield expects the SP Investment Team Transaction to close in the second half of 2016.

Brookfield also announced that the stockholders of Brookfield High Income Fund Inc. (NYSE:HHY) approved the proposed reorganization of HHY into Brookfield Real Assets Income Fund Inc. and that the Special Meeting was adjourned with respect to the reorganization proposal for BOI and HTR into Brookfield Real Assets Income Fund Inc. (the “Reorganization”) until 4:00 p.m., Eastern time, on Friday, September 9, 2016. As of the Special Meeting date, approximately 77% of shareholders voting for BOI and approximately 80% of shareholders voting for HTR had voted in favor of the Reorganization. However, the Special Meeting has been adjourned to allow for further solicitation of BOI and HTR shareholders to meet the requirement that holders of a majority of the outstanding shares of each of BOI and HTR vote in favor of the Reorganization. As of the Special Meeting date, BOI needs an additional 8.5% of its outstanding shares and HTR needs an additional 4.4% of its outstanding shares to vote in favor of the Reorganization in order to approve the proposal.

During the period of the adjournment, Brookfield will continue to solicit proxies from stockholders of BOI and HTR with respect to the Reorganization proposal set forth in the Joint Proxy Statement/Prospectus. If a stockholder has previously submitted its proxy card and does not wish to change its vote, no further action is required by such stockholder.

Stockholders of BOI and HTR are strongly encouraged to vote. Stockholders of record as of May 18, 2016, may vote by visiting proxyonline.com, calling toll-free 1-888-227-9349 or by returning proxy cards.

If you have any questions regarding the proposals, or require duplicative proxy materials, please contact AST Fund Solutions at 1-800-330-5136. Information is also available at www.brookfieldim.com.

Forward-Looking Statements

Certain statements made in this news release that are not historical facts are referred to as “forward-looking statements” under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. undertake no responsibility to update publicly or revise any forward-looking statements.

Brookfield Investment Management (the “Firm”) is an SEC-registered investment adviser providing listed real assets securities strategies including real estate equities, infrastructure equities, real asset debt and diversified real assets. With over $16 billion of assets under management as of June 30, 2016, the Firm manages separate accounts, registered funds and opportunistic strategies for institutional and individual clients, including financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds and high net worth investors.. Headquartered in New York, NY, the Firm and its affiliates also maintain offices in Boston, Chicago, Hong Kong, London and Toronto. Further information is available on www.brookfieldim.com. Brookfield Investment Management Inc. is a wholly-owned subsidiary of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management as of June 30, 2016. For more information, go to www.brookfield.com.

Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc. are managed by Brookfield Investment Management Inc. The Funds use their websites as a channel of distribution of material company information. Financial and other material information regarding the Funds are routinely posted on and accessible at www.brookfieldim.com.

COMPANY CONTACT

Brookfield High Income Fund Inc.

Brookfield Mortgage Opportunity Income Fund Inc.

Brookfield Total Return Fund Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

(855) 777-8001

funds@brookfield.com